UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 25, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Operating and Financial Report 2015 | 1
SIBANYE GOLD MINERAL RESOURCES and MINERAL RESERVES UPDATE: FURTHER INCREASES IN
GOLD AND URANIUM MINERAL RESERVES
Westonaria, 24 February 2016: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) is pleased to report updated Group Mineral
Resources and Mineral Reserves, declared as at 31 December 2015.
Highlights:
•   Group gold Mineral Reserves increased by 9% to 31.0Moz from 28.4Moz declared at
31 December 2014. This is despite depletion of 1.6Moz from mining activities during 2015 and is the third consecutive annual increase in gold mineral reserves;
•   Uranium Mineral Reserves for the Group increased by 11% to 113.8Mlb, with a maiden Mineral Reserve declared at
Beatrix’s Beisa Project;
•   Gold Mineral Reserves at the underground operations increased by 0.7Moz (4%) to 20.2Moz, net of depletion in 2015, following:
•
optimisation of two significant underground growth projects at Beatrix (Beisa Project) and Driefontein (Depth
Extension Project);
•
continued assessment of previously unmined areas (“white areas”) for safe, economic extraction, resulting in additional 1.1Moz of gold Mineral Reserves; and
•
the secondary reef exploration programme at Kloof and Driefontein which contributed an additional 0.4Moz to gold Mineral Reserves.
•   A maiden gold Mineral Reserve of 1.8Moz has been declared at the Burnstone project, following completion of the detailed feasibility study, and the subsequent commencement of the project development phase.
•   As per SEC guidelines, Mineral Reserves were declared at approximately the historic two to three year average commodity prices. Gold Mineral Reserves were declared at R 30,000/kg and gold Mineral Resources at R470,000/kg, a
10% premium. This is substantially lower than the average rand gold price for the year to date.

Summary Gold Mineral Resource and Mineral Reserves as at 31 December 20151
Mineral Resources
Mineral Reserves
Gold
31 Dec 2015
31 Dec
2014
Gold
31 Dec 2015
31 Dec
2014
Tons
Grade
Gold
Gold
Tons
Grade
Gold
Gold
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Operations
Operations
Beatrix UG
2
55.8
5.3
9.530
9.788
Beatrix
UG
2
38.2
3.5
4.264
3.598
Cooke UG
95.8
5.1
15.860
16.475
Cooke
UG
9.8
4.7
1.471
1.841
Driefontein UG
55.0
11.1
19.691
22.755
Driefontein UG
35.5
7.1
8.102
7.228
Kloof UG
56.6
15.4
28.023
29.106
Kloof UG
26.3
7.5
6.383
6.706
Surface
24.1
0.5
0.372
0.533
Surface
24.1
0.5
0.372
0.504
Operations Total
287.3
8.0
73.475
78.657
Operations Total
134.0
4.8
20.591
19.878
Projects
Projects
Beisa North
14.8
3.4
1.619
1.619
Beisa North
Bloemhoek
28.3
4.7
4.297
4.297
Bloemhoek
Burnstone
54.1
5.1
8.890
8.890
Burnstone
13.0
4.3
1.799
De Bron
Merriespruit
28.3
4.4
4.022
4.022
De Bron
Merriespruit
15.4
4.3
2.112
2.088
WRTRP
3
714.8
0.3
6.486
6.459
WRTRP
3
714.8
0.3
6.486
6.459
Projects Total
840.3
0.9
25.314
25.287
Projects Total
743.2
0.4
10.397
8.547
Grand Total
Underground &
Surface
1127.6
2.7
98.790
103.944
Grand Total
Underground &
Surface
877.1
1.1
30.988
28.425
Mineral Resources are inclusive of Mineral Reserves. All tons (t) relate to metric units. Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant.
Cut-off grades have been calculated in accordance with the SEC Guidelines for mineral pricing and approximate the historic two to three year average commodity prices. Mineral Resources were declared at a premium of 10% over the Mineral Reserve metal price. Gold Mineral Resources were determined at R470,000/kg and the Gold Mineral Reserves at R430,000/kg.
1.
Refer to tables at the end of the release for detailed Mineral Resource and Reserve classifications;
2.
Beatrix Mineral Resources and Mineral Reserves includes the Beisa Project;
3.
West Rand Tailings Retreatment Project.
Summary Uranium Mineral Resource and Mineral Reserves as at 31 December 20151
Mineral Resources
Mineral Reserves
Uranium
31 Dec 2015
31 Dec
2014
Uranium
31 Dec 2015
31 Dec
2014
Tons
Grade
U
3
O
8
U
3
O
8
Tons
Grade
U
3
O
8
U
3
O
8
(Mt)
(kg/t)
(Mlb)
(Mlb)
(Mt)
(kg/t)
(Mlb)
(Mlb)
Operations
Operations
Beatrix (Beisa)
11.4
1.074
26.968
26.968
Beatrix (Beisa)
7.4
0.715
11.654
Cooke
58.5
0.530
68.423
66.385
Cooke
4.2
0.336
3.073
3.827
Operations Total
69.9
0.619
95.391
93.353
Operations Total
11.5
0.579
14.727
3.827
Projects
Projects
Beisa North
14.8
1.084
35.373
35.373
Beisa North Total
WRTRP
706.6
0.064
99.088
98.653
WRTRP
706.6
0.064
99.088
98.653
Projects Total
721.4
0.085
134.461
134.026 l
Projects Total
706.6
0.064
99.088
98.653
Grand Total
Underground &
Surface
791.3 0.132 229.852 227.379
Grand Total
Underground &
Surface
718.1 0.072 113.814 102.480
For Uranium Mineral Reserves a long-term contract price of R1,140/kg was used.
1 Refer to tables at the end of the release for detailed Mineral Resource and Reserve classifications.

Mineral Reserves and Resources
The Beatrix Operation is a low-cost, high productivity asset with a life of mine (LoM) extending to 2029, with 9.6Moz gold and
27.0Mlb uranium Mineral Resources. The underground production is supplemented by processing of historical rock dumps, with an estimated gold Mineral Reserve 0.1Moz. Gold Mineral Reserves increased by 18% to 4.3Moz net of production depletion in 2015 due to an extended life at Beatrix West and South, due to the inclusion of white areas. In addition, a maiden 0.5Moz gold Mineral Reserve and 11.7Mlb uranium Mineral Reserve has been declared at the Beisa Project.
The Driefontein Operation is a high-yield, medium to long-term operation with gold Mineral Resources of 19.8Moz and gold
Mineral Reserves of 8.2Moz and a LoM extending to 2042, following the inclusion of the 2.1Moz below infrastructure decline project at number 5 Shaft. The underground production is supplemented by processing of an estimated 0.1Moz of gold
Mineral Reserves contained in historical rock dumps. The gold Mineral Reserves increased by 11% net of depletion from the previous year, mainly due to the extension of the area accessible through the Driefontein 5 Shaft below infrastructure project, which will provide access to an additional 2.1Moz, with first production scheduled in 2024, as well as previously excluded secondary reefs and white areas at 8 Shaft which are able to be economically and safely extracted.
The Kloof Operation is a high-yield medium to long-term operation, with gold Mineral Resources of 28.2Moz and gold
Mineral Reserves of 6.5Moz. The Kloof operation LoM has been extended by three years to 2033, following the inclusion of the below infrastructure project at number 4 Shaft, which will provide access to an additional 0.5Moz gold Mineral Reserve, and is scheduled for first gold production by 2021. The underground production is supplemented by processing of historical rock dumps with an estimated gold Mineral Resource of 0.2Moz. The Mineral Reserves decreased by 5% year-on-year, with production depletion partly offset by additional Mineral Reserves from secondary reefs and white areas.
The Cooke Operation is a short- to medium-term asset, producing both gold and uranium. The current LoM is estimated to extend to 2023. The operation has gold Mineral Resources of approximately 15.9Moz and gold Mineral Reserves of 1.5Moz.
Uranium Mineral Resources at the operation are 68.4Mlb and the uranium Mineral Reserves 3.1Mlb. The gold and uranium
Mineral Reserves have decreased year-on-year, mainly due to an increase in the pay limit, as well as the suspension of exploration development. The underground production is supplemented by processing of historical tailings storage facilities
(containing an estimated gold Mineral Reserve of 0.1Moz).
Abridged review per project
A maiden gold Mineral Reserve of 1.8Moz was declared at the Burnstone Project, following the completion of a Feasibility
Study (FS). The project envisages steady state production of between 100,000oz and 120,000oz per annum from 2021 over a
20 year LOM
The West Rand Tailings Retreatment Project (WRTRP) will process the historical tailings storage facilities of the Driefontein,
Kloof and Cooke operations for gold and uranium. A FS for this project has been completed and detailed engineering design is currently being undertaken in parallel with the environmental permitting processes. The project has an estimated gold and uranium Mineral Reserve of 6.5Moz and 99.1Mlb, respectively.
Gold Mineral Reserves of 2.1Moz for the De Bron, Merriespruit Project are based on the original feasibility study previously conducted by Royal HaskoningDHV in 2013. However, the production design and schedule was modified during 2015 in line with enhanced geological and estimation models, with the extraction plan optimized in line with new cut-off grades.
The Bloemhoek project, which is adjacent to Beatrix North operation, contains Mineral Resources of 4.3Moz. A study to access a portion of this area with a decline system from Beatrix North has commenced, and is due for completion in 2016.
Concurrently, an exploration programme designed to improve geological confidence in the immediate vicinity of the planned decline system will also be completed.

Detailed gold Mineral Resource and Mineral Reserve as at 31 December 2015
Mineral Resources
Mineral Reserves
Gold
31 Dec 2015
31 Dec
2014
Gold
31 Dec 2015
31 Dec
2014
Tons
Grade
Gold
Gold
Tons
Grade
Gold
Gold
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Operations
Operations
Beatrix UG
Beatrix UG
Measured AI 26.6 5.7 4.857 3.792 Proved AI 20.1 3.7 2.389 1.706
Indicated AI 22.2 5.2 3.677 5.332 Probable AI 18.1 3.2 1.875 1.892
Inferred AI 0.0 3.3 0.004 0.004
Total AI
48.8
5.4
8.538
9.128
Total AI
38.2
3.5
4.264
3.598
Indicated BI 6.9 4.4 0.991 0.660 Probable BI
Beatrix - Total
Underground
55.8
5.3
9.530
9.788
Beatrix - Total
Underground
38.2
3.5
4.264
3.598
Driefontein UG
Driefontein UG
Measured AI 18.9 10.7 6.503 8.229 Proved AI 17.9 7.2 4.133 2.716
Indicated AI 7.5 12.7 3.053 4.088 Probable AI 8.6 6.7 1.846 3.387
Inferred AI 0.7 14.6 0.314 0.550
Total AI
27.0
11.4
9.870
12.867
Total AI
26.4
7.0
5.980
6.103
Indicated BI 28.0 10.9 9.821 9.684 Probable BI 9.1 7.3 2.122 1.126
Inferred BI 0.204
Total BI
28.0
10.9
9.821
9.888
Total BI
9.1
7.3
2.122
1.126
Driefontein-Total
Underground
55.0
11.1
19.691
22.755
Driefontein-Total
Underground
35.5
7.1
8.102
7.228
Kloof UG
Kloof UG
Measured AI 14.4 13.4 6.196 9.618 Proved AI 19.6 7.7 4.857 2.932
Indicated AI 1.2 12.4 0.468 0.775 Probable AI 4.6 6.9 1.024 3.243
Total AI
15.5
13.3
6.664
10.393
Total AI
24.2
7.6
5.881
6.175
Indicated BI 24.6 14.2 11.246 8.538 Probable BI 2.1 7.4 0.502 0.532
Inferred BI 16.4 19.2 10.112 10.175
Total BI
41.0
16.2
21.359
18.713
Total BI
2.1
7.4
0.502
0.532
Kloof - Total
Underground
56.6
15.4
28.023
29.106
Kloof - Total
Underground
26.3
7.5
6.383
6.706
Cooke
Cooke
Measured AI
8.5 5.7 1.566 3.175
Proved AI
6.8 4.7 1.014 1.555
Indicated AI
34.7 7.1 7.969 7.659
Probable AI
3.1 4.6 0.457 0.286
Inferred AI
11.9 6.1 2.326 1.643
Total AI
55.1
6.7
11.862
12.477
Total AI
9.8
4.7
1.471
1.841
Inferred BI
40.7 3.1 3.998 3.998
Cooke - Total
Underground
95.8
5.1
15.860
16.475
Cooke - Total
Underground
9.8
4.7
1.471
1.841
Operations - Total
Underground
263.2
8.6
73.103
78.124
Operations - Total
Underground
109.8
5.7 20.219
19.374

Surface Rock Dumps (SRD) and Tailings Storage
Facilities (TSF)
Surface Rock Dumps (SRD) and Tailings Storage
Facilities (TSF
Beatrix (Indicated) 5.3 0.4 0.062 0.071 Beatrix (Probable) 5.3 0.4 0.062 0.071
Randfontein Surface
(Measured)
4.7 0.3 0.052 0.086
Randfontein Surface
(Proved)
4.7 0.3 0.052 0.086
Randfontein Surface
(Indicated)
0.028
Randfontein Surface
(Probable)
0.028
Driefontein (Indicated) 4.6 0.6 0.094 0.125 Driefontein (Probable) 4.6 0.6 0.094 0.125
Kloof (Indicated) 9.5 0.5 0.163 0.223 Kloof (Probable) 9.5 0.5 0.163 0.194
Operations - Total
Surface
24.1
0.5
0.372
0.533
Operations - Total
Surface
24.1
0.5
0.372
0.504
UG projects
UG projects
Beisa North
Beisa North
Indicated 14.8 3.4 1.619 1.619
Beisa North Total
14.8
3.4
1.619
1.619
Beisa North Total
Bloemhoek
Bloemhoek
Indicated 27.4 4.7 4.163 4.163
Inferred 0.9 4.9 0.135 0.135
Bloemhoek Total
28.3
4.7
4.297
4.297
Bloemhoek Total
Burnstone
Burnstone
Indicated
25.4 5.3 4.350 4.350
Probable 13.0 4.3 1.799
Inferred 28.7 4.9 4.540 4.540
Burnstone Total
54.1
5.1
8.890
8.890
Burnstone Total
13.0
4.3
1.799
De Bron Merriespruit
De Bron Merriespruit
Indicated 23.0 4.5 3.307 3.307 Probable 15.4 4.3 2.112 2.088
Inferred 5.3 4.2 0.715 0.715
De Bron Merriespruit
Total
28.3
4.4
4.022
4.022
De Bron Merriespruit
Total
15.4
4.3
2.112
2.088
Projects - Total
Underground
125.5
4.7
18.828
18.828
Projects - Total
Underground
28.4
4.3
3.911
2.088
Surface projects
Surface projects
WRTRP
WRTRP
Measured 662.5 0.3 5.962 5.935 Proved
Indicated 52.3 0.3 0.524 0.524 Probable 714.8 0.3 6.486 6.459
Projects - Total Surface
714.8
0.3
6.486
6.459
Projects - Total Surface
714.8
0.3
6.486
6.459
Projects Total
840.3
0.9
25.314
25.287
Projects Total
743.2
0.4
10.397
8.547
Grand Total
Underground &
Surface
1127.6
2.7
98.790
103.944
Grand Total
Underground &
Surface
877.1
1.1
30.988
28.425
Al: Above Infrastructure; Bl: Below Infrastructure. Mineral Resources are inclusive of Mineral Reserves. All tons (t) relate to metric units. Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant.
Cut-off grades have been calculated in accordance with the SEC Guidelines for mineral pricing and approximate the historic two to three year average commodity prices. Mineral Resources were declared at a premium of 10% over the Mineral Reserve metal price. Gold Mineral Resources were determined at R470,000/kg and the Gold Mineral Reserves at R430,000/kg.
1
Managed, unless otherwise stated;
2
Beatrix Indicated Mineral Resources AI and Probable Mineral Reserves includes the Beisa Project;
3
Beatrix Indicated Mineral Resources BI refers to material below 26 level (1,341 mbs);
4
Cooke Inferred Mineral Resources BI refers to material within Cooke 4 Prospecting Right (Zuurbekom);
5
Driefontein Indicated and Inferred Mineral Resources and Probable Mineral Reserves BI refers to material below 50 level (3,300 mbs);
6
Kloof Indicated and Inferred Mineral Resources and Probable Mineral Reserves BI refers to material below 45 level (3,347 mbs).

Summary Uranium Mineral Resource and Mineral Reserves as at 31 December 20151
Mineral Resources
Mineral Reserves
31 Dec 2015
31 Dec
2014
31 Dec 2015
31 Dec
2014
Uranium
Tons
Grade
U
3
O
8
U
3
O
8
Uranium
Tons
Grade
U
3
O
8
U
3
O
8
(Mt)
(kg/t)
(Mlb)
(Mlb)
(Mt)
(kg/t)
(Mlb)
(Mlb)
Operations
Operations
Beatrix UG
Beatrix UG
Measured AI 3.6 1.086 8.548 8.548 Proved AI
Indicated AI 7.8 1.069 18.330 18.330 Probable AI 7.4 0.715 11.654
Inferred AI 0.0 1.101 0.090 0.090
Beatrix - Total
Underground
11.4
1.074
26.968
26.968
Beatrix - Total
Underground
7.4
0.715
11.654
Cooke
Cooke
Measured AI 4.9 0.447 4.873 5.697 Proved AI 2.7 0.348 2.056 3.388
Indicated AI 11.0 0.476 11.546 15.987 Probable AI 1.5 0.314 1.017 0.439
Inferred AI 6.7 0.546 8.020 0.717
Total AI
22.6
0.490
24.439
22.401
Total AI
4.2
0.336
3.073
3.827
Inferred BI 35.9 0.555 43.984 43.984
Cooke - Total
Underground
58.5
0.530
68.423
66.385
Cooke - Total
Underground
4.2
0.336
3.073
3.827
Operations - Total
Underground
69.9
0.619
95.391
93.353
Operations - Total
Underground
11.5
0.579
14.727
3.827
UG projects
UG projects
Beisa North
Beisa North
Inferred 14.8 1.084 35.373 35.373
Beisa North Total
14.8
1.084
35.373
35.373
Beisa North Total
Projects - Total
Underground
14.8
1.084
35.373
35.373
Projects - Total
Underground
Surface projects
Surface projects
WRTRP
WRTRP
Measured 54.3 0.062 89.151 88.717 Proved
Indicated 52.3 0.086 9.936 9.936 Probable 706.6 0.064 99.088 98.653
Projects - Total
Surface
706.6
0.064
99.088
98.653
Projects - Total
Surface
706.6
0.064
99.088
98.653
Projects Total
721.4
0.085
34.461
134.026
Projects Total
706.6
0.064
99.088
98.653
Grand Total
Underground &
Surface
791.3
0.132
229.852
227.379
Grand Total
Underground &
Surface
718.1
0.072
113.814
102.480
Al: Above Infrastructure. All tons (t) relate to metric units. Mineral Resources are inclusive of Mineral Reserves. Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant. For Uranium Mineral Reserves a long-term contract price of R1,140/kg was used.
1
Managed, unless otherwise stated;
2
Cooke Inferred Mineral Resources BI refers to material within the Cooke 4 Prospecting Right (Zuurbekom).

Reconciliation of Gold Mineral Reserves (only for gold which is the main commodity)
Gold (Moz)
Gold Mineral Reserves as at 31 December 2014
28.425
2015 depletion (1.577)
Gold Mineral Reserves post depletion
26.848
Changes in geology structure (0.081)
Changes in estimation models at operations (0.845)
Technical factors [Mine Call Factor (MCF), % waste mining, etc.] 0.452
Specific Inclusions:
• Driefontein 5 Shaft drop-down extension 1.016
• Beisa inclusion 0.495
• DBM revision 0.024
• Burnstone inclusion 1.799
• Beatrix G-Block inclusion 0.108
• White areas 1.073
• Secondary reefs 0.362
• Deposition to TSFs 0.027
• SRD additions 0.054
Specific exclusions:
• Beatrix 2 Shaft decommissioned (0.113)
• Uneconomic exclusions (0.230)
Gold Mineral Reserves at 31 December 2015
30.988
Corporate governance
Sibanye reports its Mineral Resources and Mineral Reserves in accordance with the South African Code for Reporting of
Exploration Results, Mineral Resources and Mineral Reserves Code, the updated section 12 of the JSE Listings Requirements and the Securities and Exchange Commission (SEC) Industry Guide 7, aligned with guiding principles of the Sarbanes-Oxley
Act of 2002 (SOX). Guided by commitment to corporate governance, the statement has been reviewed by the Group
Technical services, and the statement for the operations were independently reviewed by Amec Foster Wheeler (Mineral
Resources) and by Mineral Corporation Consultancy (Pty)Ltd (Mineral Reserves), and has been found to be compliant with the relevant codes with no material shortcomings.
The Mineral Resources and Mineral Reserves are estimates at a point in time, and will be affected by fluctuations in the gold price, US dollar currency exchange rates, operating costs, mining permits, changes in legislation and operating factors.
Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted. However, the length of the approval process for such permits may have an impact on the schedules stated.
All statement figures are managed, and Mineral Resources are reported inclusive of Mineral Reserves, while production volumes are reported in metric tons (t). Gold and uranium are reported separately; therefore no gold equivalents are stated
to avoid potential anomalies as a result of year-on-year metal price differentials. All financial models used to determine the
Mineral Reserves are based on current tax regulations at 31 December 2015.
The lead competent person designated in terms of South African Code for Reporting of Exploration Results, Mineral
Resources and Mineral Reserves, who takes responsibility for the consolidation and reporting of Sibanye’s Mineral Resources and Mineral Reserves and of the overall regulatory compliance of these figures is Gerhard Janse van Vuuren, who gave his consent for the disclosure of the 2015 Mineral Resource and Mineral Reserve Statement. Gerhard [BTech (MRM), GDE
(Mining Eng), MBA and MSCC] is registered with Plato (PMS No 243) and has 28 years’ experience relative to the type and style of mineral deposit under consideration. He is the current Vice President: Mine Technical Services and is a full-time employee of Sibanye.
The respective business unit based Mineral Resource Managers, relevant project managers and the respective Mineral
Resource Management discipline heads have been designated as the competent persons in terms of South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves and take responsibility for the reporting of
Mineral Resources and Mineral Reserves for their respective area(s) of responsibility. Additional information regarding these personnel, as well as the teams involved with the compilation of the Mineral Resource and Mineral Reserve declaration is incorporated in the Mineral Resources and Mineral Reserves Supplement that will be published in conjunction with this
Sibanye Gold Integrated Annual Report 2015.
Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere;
changes in assumptions underlying Sibanye’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; the success of Sibanye’s business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South
Africans’ in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 25, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer